MACROVEY LLC
dba Asbeco

Reviewed Financial Statements

December 31, 2024 and 2023

MACROVEY LLC dba ABSECO

Contents

Financial Statements	**Page**



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Owners of Macrovey LLC dba Asbeco

We have reviewed the accompanying financial statements of Macrovey LLC dba Asbeco (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in owners' equity, and cash flows for each of the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Macrovey LLC dba Asbeco and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Steven Callahan, CPA

Steven Callahan, CPA
March 21, 2025

Macrovey LLC dba Asbeco (unaudited)
Balance Sheets

		December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	490,976	$	766,954
Short term investments		263,832		1,249,804
Investments in marketable securities		68,471		1,046,831
Accounts receivable, net		309,577		303,946
Prepaid expenses		-		80,219
Total current assets		1,545,309		3,888,040
Property, plant and equipment, net		789,935		580,603
Intangible assets, net		370,143		538,486
Right of use asset		258,004		318,370
Due from related party		419,260		440,286
Other assets		105,714		2,937
Total assets	$	3,123,747	$	5,328,436
Liabilities and Owners' Deficit				
Current liabilities:				
Accounts payable	$	190,055	$	12,201
Accrued expenses		14,695		293,516
Operating lease liability, current portion		59,330		54,463
Notes payable, current portion		348,429		604,825
Total current liabilities		612,508		965,004
Noncurrent liabilities:				
Due to related party		-		697,396
Operating lease liability, net of current portion		204,577		263,907
Notes payable, net of current portion		3,562,558		3,545,633
Total liabilities		4,379,643		5,471,941
Owners deficit:				
Additional paid in capital		190,100		190,100
Accumulated deficit		(963,832)		(333,605)
Total owners' deficit		(773,732)		(143,505)
Total liabilities and owners' deficit	$	3,605,911	$	5,328,436

See notes to financial statements.

Macrovey LLC dba Asbeco   (unaudited)
Statements of Operations

| | | Years Ended December 31, | | |
		2024		2023
Revenue	$	5,795,731	$	4,409,559
Cost of Revenue		3,512,525		2,331,163
Gross profit		2,283,206		2,078,396
Operating expense				
Compensation		1,571,370		2,207,797
General and administrative		291,924		416,585
Insurance		261,280		310,607
License, permits and taxes		10,818		24,365
Product development		956,915		461,598
Professional fees		29,659		47,929
Depreciation and amortization		240,467		172,141
Total operating expenses		3,362,432		3,641,022
Other (Income) Expense				
Interest expense		215,829		243,747
Other income		(134,829)		(166,741)
Total Other (Income) Expense		81,001		77,006
Net Loss	$	(1,160,227)	$	(1,639,632)

See notes to financial statements.

3

Macrovey LLC dba Asbeco   (unaudited)
Statement of Changes Owners' Deficit

	Additional Paid In Capital	Retained Earnings (Accumuluated Deficit)	Total
Balances, December 31, 2022	190,100	1,306,027	1,496,127
Contributions	-	-	-
Distributions	-	-	-
Net Loss	-	(1,639,632)	(1,639,632)
Balances, December 31, 2023	$ 190,100	$ (333,605)	$ (143,505)
Contributions	-	530,000	530,000
Distributions	-	-	-
Net Income	-	(1,160,227)	(1,160,227)
Balances, December 31, 2024	$ 190,100	$ (963,832)	$ (773,732)

See notes to financial statements.

Macrovey LLC dba Asbeco
Statements of Cash Flows (unaudited)

		Years Ended December 31,		
		2024		**2023**
Cash flows from operating activities:				
Net loss	$	(1,160,227)	$	(1,639,632)
Adjustments to reconcile net loss to net				
cash provided by operating activities				
Net unrealized gain (loss) on marketable securities		11,833		(51,883)
Depreciation and amortization		240,467		172,141
Right of use asset amortization		59,461		9,705
Changes in assets and liabilities:				
Accounts receivable		(5,631)		64,714
Prepaid expense		80,219		-
Other assets		(102,777)		4,165
Changes in right of use asset and lease liability, net		(53,558)		(9,705)
Accounts payable		177,855		(69,996)
Accrued expenses		(278,821)		(1,233)
Net cash used in operating activities		(1,031,180)		(1,521,724)
Cash flows from investing activities:				
Purchases of property and equipment		(281,455)		(602,005)
Payments for purchases of intangible assets		-		-
Proceeds from sales of short term investments		985,972		(1,130,429)
Proceeds from sales of marketable securities		-		786,761
Proceeds from sales of marketable securities		966,527		-
Net cash used in investing activities		1,671,045		(945,673)
Cash flows from financing activities:				
Repayments of shareholder loans		(676,371)		(196,787)
Proceeds from shareholder loans		-		602,195
Repayments on long term debt		(379,101)		(376,531)
Proceeds from long term debt		139,628		300,449
Net (cash used in) provided by financing activities		(915,843)		329,326
Net change in cash and cash equivalents		(275,978)		(2,138,070)
Cash and cash equivalents - beginning		766,954		2,905,024
Cash and cash equivalents - ending	$	490,976	$	766,954

See notes to financial statements.

Macrovey LLC dba Asbeco
Notes to Financial Statements
December 31, 2024 and 2023

1. ORGANIZATION, BUSINESS ACTIVITIES

Organization and Business Activities

Macrovey LLC, (doing business as Asbeco) organized in the State of Georgia in July 1986 (collectively, "Asbeco" or "the Company") is an industrial equipment contractor that focuses that specializes in the electrical installation of complex motor and process controls for a variety of material handling systems such as assembly line conveyors, robot palletizers, high speed sortation systems and bottling machinery.

2. GOING CONCERN

The Company has net losses of approximately $1.16M and $1.64M and negative cashflows from operations of approximately $1.03M and $1.52M for the years ended December 31, 2024 and 2023, respectively. Based on the Company's current financial position and cash flow requirements, the Company will require cash flow at a rate experienced prior to 2023 to continue its planned activities. Management has signed contracts totaling approximately $4.9M, in addition to earned revenue of approximately $1.2M through March 2025, which shows significant improvement from fiscal years 2024 and 2023 and cash flow is trending to pre-2023 levels. Also, management intends to seek additional equity capital from investors to fund the Company's operating and investing cash flow needs for the period of one year from the date these financial statements were available for issuance, with the ability to reduce operational costs if required.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements for the years ended December 31, 2024 and December 31, 2023, have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance, is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates. The significant estimates include management's conclusions on accounts receivable reserves, the value of the right-of-use assets and the useful lives and impairment of long-lived assets.

Fair Value of Financial Instruments

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

Level 1 Observable inputs, such as quoted prices in active markets.

Level 2 Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions which reflect those that a market participant would use.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

In determining the fair value of its financial instruments, the Company considers the source of observable market data inputs, liquidity of the instrument, the credit risk of the counterparty to the contract, and its risk of nonperformance. In the case fair value is not observable, for the items subject to fair value measurements, the Company applies valuation techniques deemed the most appropriate under the U.S. GAAP guidance based on the nature of the assets and liabilities being measured.

Cash and Cash Equivalents

Cash and Cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased. Certificate of deposits with an original maturity greater than three months are classified as short term investments.

Investments

Available for sale securities

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures, for its financial assets and liabilities, and for its non-financial assets and liabilities subject to fair value measurements. ASC 820 provides a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases, require estimates of fair-market value. This standard also expanded financial statement disclosure requirements about a company's use of fair-value measurements, including the effect of such measurement on earnings. The cost of securities sold is based on the specific identification method.

The Company determines the fair value of its government securities, asset-backed securities, corporate bonds, and certain municipal bonds by utilizing monthly valuation statements that are provided by its broker. The broker determines the investment valuation by utilizing the bid price in the market and also refers to third party sources to validate valuations, and as such are classified as Level 2 assets.

The Company's certificates of deposit are classified as available for sale and are considered as Level 1 assets. These investments are carried at amortized cost, which approximates fair value.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivables

Accounts receivables are carried at their contractual amounts, less a provision for current expected credit losses. The reserve represents the Company's best estimate of expected credit losses it may experience in the Company's receivable portfolio. Management estimates the allowance for credit losses based on an ongoing review of existing economic conditions, the financial conditions of the customers, historical trends in credit losses, and the amount and age of past due accounts. As of December 31, 2024 and 2023, there was no allowance for expected credit losses, respectively.

Property, Plant and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets in service as follows:

	Estimated Useful Life
Auto	5 years
Computer Equipment	5 - 7 years
Furniture and Fixtures	5 - 7 years
Machinery and Equipment	5 - 7 years
Office Equipment	5 - 15 years
Robotics	7 years

Intangible asset

Identifiable intangible assets primarily include goodwill, earn outs and closing costs. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. The Company elected the private company alternative in accordance with ASU 2014-02, Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill, to amortize goodwill on a straight-line basis over a period not to exceed 10 years. If an indicator of impairment exists, the Company will compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

Leases

The Company accounts for its finance and operating leases in accordance with ASU 2016-02, Leases (Topic 842) ("ASU 2016-02") The Company recognizes their leases with a term of greater than a year on the balance sheet by recording right-of-use assets and lease liabilities. Leases can be classified as either operating leases or finance leases. Operating leases will result in straight-line lease expense, while finance leases will result in front-loaded expense. The Company's leases consist of operating leases for ground leases and office space. The Company does not recognize a lease liability or right-of-use asset on the balance sheet for short-term leases. Instead, the Company recognizes short-term lease payments as an expense on a straight-line basis over the lease term. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606, using the five-step model in determining revenue recognition (a) identification of the contract, or contracts, with a customer; (b) identification of the performance obligations in the contract; (c) determination of the transaction price; (d) allocation of the transaction price to the performance obligations in the contract; and (e) recognition of revenue when, or as, it satisfies a performance obligation.

The Company earns its revenue from the electrical and mechanical installation of complex motor and process controls for a variety of material handling systems such as assembly line conveyors, robot palletizers, high speed sortation systems and bottling machinery. All of the Company's revenues are sourced from the U.S.

The Company enters into contracts with customers that regularly include promises to transfer multiple electrical contracting services. For arrangements with multiple services, the Company evaluates whether the individual services qualify as distinct performance obligations. In the Company's assessment of whether services are a distinct performance obligation, it determines whether the customer can benefit from the service on its own or with other readily available resources and whether the service is separately identifiable from other services in the contract. This evaluation requires the Company to assess the nature of each of its electrical contracting service offerings and how they are provided in the context of the contract, including whether they are significantly integrated which may require judgment based on the facts and circumstances of the contract.

The transaction price for each contract is determined based on the amount the Company expects to be entitled to receive in exchange for transferring the promised services to the customer. Collectability of revenue is reasonably assured based on historical evidence of collectability of fees the Company charges its customers. The transaction price in the contract is allocated to each distinct performance obligation in an amount that represents the relative amount of consideration expected to be received in exchange for satisfying each performance obligation. Revenue is recognized over time for all services as performed because (i) control continuously transfers to that customer as work progresses, and (ii) we have the right to bill the customer as costs are incurred. The customer typically controls the work in process, as evidenced either by contractual termination clauses or by our rights to payment for work performed to date, plus a reasonable profit, for delivery of products or services that do not have an alternative use to the Company. Revenue is recorded based on the transaction price.

When agreements involve multiple distinct performance obligations, the Company accounts for individual performance obligations separately. The Company applies significant judgment in identifying and accounting for each performance obligation as a result of evaluating terms and conditions in contracts. The transaction price is allocated to the separate performance obligations on a relative standalone selling price ("SSP") basis. The Company determines SSP based on observable standalone selling price when it is available, as well as other factors, including the price charged to its customers, its discounting practices and its overall pricing objectives.

Advertising Costs

The Company participates in various advertising programs. All costs related to advertising of the Company's products and services are expensed in the period incurred. Advertising costs charged to operations for the years ended December 31, 2024, and 2023 were $7,519 and $6,290, respectively, and are included in general and administrative expenses on the statements of operations.

Macrovey LLC dba Asbeco
Notes to Financial Statements
December 31, 2024 and 2023

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Product development

Product development relates to new product development and testing, as well as application engineering of customized products. These expenses consist primarily of salaries and related personnel costs, facility expenses, trade shows cost and other related overhead. All product development expenses are expensed as incurred as they do not meet the criteria for capitalization and are included in operating expenses in the statement of operations.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed the $250,000 FDIC federally insured limit. The Company had approximately $71,000 and $1,361,000 in excess of FDIC insured limits as of December 31, 2024 and 2023, respectively. The Company has not experienced any losses in such accounts.

As of December 31, 2024, accounts payable to one significant vendor was approximately 87% of total accounts payable. As of December 31, 2023, accounts payable to three significant vendors were approximately 37%, 33% and 30% of total accounts payable, respectively.

As of December 31, 2024, accounts receivable due from five significant customers were approximately 43%, 14%, 14%, 14% and 10% of total accounts receivable, respectively. As of December 31, 2023, accounts receivable due from two significant customers were approximately 44% and 31% of total accounts receivable, respectively.

Income Taxes

The Company is a limited liability company and is treated as a S-Corporation for both federal and state income tax purposes. As a result, the members are taxed on their proportionate share of the Company's profits, losses, credits and deductions. Accordingly, no provision or liability for income taxes has been included in these financial statements.

The Company accounts for income taxes in accordance with FASB ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*. Management has evaluated the tax positions taken and has determined that as of December 31, 2024, and December 31, 2023, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company recognizes accrued interest and penalties associated with uncertain tax provisions, if any, in other expenses. There were no income tax related interest and penalties recorded as of December 31, 2024, and December 31, 2023.

4. FINANCIAL INVESTMENTS

Short term investments

Our short-term investments of $263,832 and $1,249,804 at December 31, 2024 and 2023, respectively, consisted of certificates of deposit (CDs) with original terms of six to twelve months, bearing interest at rates ranging from 0.7% to 5.28%. Each CD is placed with a federally insured financial institution and all deposits are within Federal deposit insurance limits. As the CDs mature, we expect to reinvest them in CDs of similar maturities of up to one year. Due to the nature of these investments and their relatively short maturities, the carrying amount of the short-term investments at December 31, 2024 and 2023, approximates their fair value.

Macrovey LLC dba Asbeco
Notes to Financial Statements
December 31, 2024 and 2023

4. FINANCIAL INVESTMENTS (CONTINUED)

Investments

The Company's investment in marketable securities consists primarily of mutual funds and exchange traded funds. The Company has also periodically invested in income producing securities, which may include interests in real estate-based companies and REITs, where financial benefit could transfer to its shareholders through income and/or capital gain.

At December 31, 2024, marketable securities consisted of the following:

	Amortized Cost	Gain (Loss)	Aggregate Fair Value
Cash	6,021	-	6,021
Mutual funds	668,062	(22,522)	645,540
Exchange Traded Funds	424,632	(29,361)	395,271
	1,098,714	(51,883)	1,046,831

At December 31, 2023, marketable securities consisted of the following:

	Amortized Cost	Gain (Loss)	Aggregate Fair Value
Cash	535	-	535
Mutual funds	2,316	(653)	1,662
Exchange Traded Funds	53,787	12,487	66,273
	56,637	11,833	68,471

5. PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consisted of the following on December 31,

	2024	2023
Auto	44,604	44,604
Computer equipment	11,911	11,911
Furniture & fixtures	8,058	8,058
Machinery & equipment	52,124	44,174
Land	381,800	243,600
Robotics	519,459	384,154
Office equipment	14,740	14,740
Total	1,032,696	751,241
Less: accumulated depreciation	(242,762)	(170,638)
	789,934	580,603

Depreciation expense amounted to $72,123 and $58,441 for the years ended December 31, 2024 and 2023, respectively and is included in operating expenses and is only for assets placed in service.

6. INTANGIBLE ASSETS

Intangible assets consisted of the following on December 31,

	2024	2023
Goodwill	1,035,664	1,035,664
Earnouts	647,782	647,782
Total	1,683,446	1,683,446
Less: accumulated amortization	(1,313,303)	(1,144,960)
	370,143	538,486

Amortization expense amounted to $168,344 and $113,700 for the years ended December 31, 2024 and 2023, respectively and is included in operating expenses and is only for assets placed in service. Aggregate amortization expense of the goodwill for each of the five succeeding years is as follows:

For the year ended December 31,	
2025	168,344
2026	103,421
2027	54,925
2028	32,476
2029	10,978
	370,143

7. NOTES PAYABLE

	December 31,	
	2024	2023
On September 6, 2023, the Company entered into two equipment loans with equal principal payments of $2,901.45 and $2,184.07, respectively. The loans bear interest ranging from 7.5% to 9% and mature on September 5, 2028 and August 5, 2029, respectively.	353,844	239,180
On August 31, 2017, the Company entered into a loan with the Small Business Administration with monthly payments of $12,727.78 The loans bear interest at 10.75% and mature on July 1, 2027.	341,194	448,717
On August 31, 2017, the Company entered into a loan with the Small Business Administration with equal monthly payments of $7,418.42 The loans bear interest at 10.75% and matured on August 31, 2024.	-	50,035
On August 31, 2017, the Company entered into a loan with Madison One Services with equal monthly payments of $25,617.10 The loan bear interest at 11.25% and mature on June 1, 2030.	1,257,240	1,412,626
On October 29, 2021, the Company entered into a loan with the Small Business Administration with equal monthly payments of $10,298 The loans bear interest at 3.75% and mature on December 1, 2048.	1,958,708	1,999,900
Total	3,910,986	4,150,459
Less current maturities	348,429	365,646
Long term debt, net of current maturities	3,562,558	3,784,813

7. NOTES PAYABLE (CONTINUED)

The aggregate maturities of note payable amounts are as follows:

For the year ended December 31,	
2025	702,272
2026	384,915
2027	357,100
2028	302,156
2029	333,345
Thereafter	1,831,198
Total	3,910,986

8. OPERATING LEASES

On November 1, 2023, the Company leased office space in Alpharetta, Georgia. Monthly base rent ranges between $5,446 and $6,358 for this space. As of December 31, 2023, the discount rate used to compute the lease liability for the Company's operating lease was 3.93%. The lease expires in November 2028.

Operating lease right-of-use ("ROU") assets and liabilities on the balance sheets represents the present value of the remaining lease payments over the remaining lease terms. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received. The Company has elected not to separate lease and non-lease components for services provided by the lessor at a pre-decided cost per annum where the cost is included in the fixed lease payments and treated as a single, combined lease component. Payments for additional monthly fees to cover the Company's share of certain facility expenses are not included in operating lease right-of-use assets and liabilities.

Operating Lease liabilities as of December 31,	2024	2023
Current portion of lease liabilites	$ 59,330	$ 54,463
Lease liabilities, net of current portion	$ 204,577	263,907
Total	$ 263,907	$ 318,370
Weighted average lease term - operating leases	3.84	4.84
Weighted average discount rate - operating leases	3.93%	3.93%

Macrovey LLC dba Asbeco
Notes to Financial Statements
December 31, 2024 and 2023

8. OPERATING LEASES (CONTINUED)

As of December 31, 2024, the future minimum lease payments under non-cancellable operating lease agreements for which the Company has recognized right-of-use assets and lease liabilities were as follows:

Year Ending December 31,	Operating Leases
2025	$ 68,424
2026	71,157
2027	73,994
2028	63,691
2029	-
Thereafter	-
	277,266
Less: amount representing interest	(13,359)
Total	$ 263,907

9. COMMITMENTS & CONTINGENCIES

Legal

From time to time, the Company may be involved in various litigation matters and disputes arising in the ordinary course of business. The Company reviews its lawsuits, regulatory investigations and other legal proceedings on an ongoing basis. The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations or guidance, or take other actions that could severely impact the permissibility of digital assets generally and the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 21, 2025, the date on which these financial statements were available for issuance. Based on this evaluation, the Company concluded that there was no subsequent event that would require disclosure to or adjustment to the financial statements.

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